UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2003
                                           ------------

                              ASAT Holdings Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                          14th Floor, 138 Texaco Road,
                     Tsuen Wan, New Territories, Hong Kong
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F:       Form 20-F  [X]     Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934.      Yes |_|      No |X|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated August 26, 2003, reporting financial results for the first quarter, fiscal year 2004, ended July 31, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              ASAT Holdings Limited

Date: September 4, 2003                       /s/ Harry R. Rozakis
                                              ----------------------------------
                                              Name:  Harry R. Rozakis
                                              Title: Chief Executive Officer

                                 [LOGO] ASAT(R)
                                PEAK PERFORMANCE

         ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results

     Revenue Increases 28 Percent Sequentially and 25 Percent Year-Over-Year

HONG KONG and FREMONT, Calif. - August 26, 2003 - ASAT Holdings Limited (NASDAQ:
ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the first quarter of fiscal year 2004, ended July 31, 2003.

Net revenue in the first quarter was $44.0 million, an increase of 28 percent compared with $34.5 million in the fourth quarter of fiscal 2003, and an increase of 25 percent compared with $35.1 million in the same period a year ago.

First quarter GAAP net loss was $3.3 million, or a loss of $0.03 per American Depository Share (ADS), and includes a one-time facilities charge of $306,000 for ASAT Inc. This compares with a GAAP net loss for the fourth quarter of fiscal 2003 of $27.1 million, or a loss of $0.20 per ADS, and included an asset impairment charge of $22.6 million and one-time severance benefits of $585,000. GAAP net loss for the first quarter of fiscal 2003 was $62.4 million, or a loss of $0.47 per ADS, and included a non-cash asset impairment charge of $59.2 million, a $3.0 million non-cash charge for the write off of specific inventories and one-time severance benefits of $128,000.

EBITDA* for the first quarter was $6.1 million, or 13.8 percent of net revenue. This compares with an EBITDA* of $3.6 million, or 10.4 percent in the previous quarter, and an EBITDA* of $800,000, or 2.3 percent of net revenue in the first quarter of fiscal 2003. The increase in EBITDA* is a direct result of revenue growth and cost reduction efforts.

"The positive financial results we are reporting today - significantly increasing revenue both sequentially and year-over-year, achieving our fifth consecutive quarter of positive EBITDA* and generating $4.6 million in cash from operations - are evidence that we are increasing market share, driving down costs, improving our overall equipment utilization, and capitalizing on both core and advanced packaging technologies," said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited.

"In addition to increasing revenue, our key objectives for the first quarter were to prepare for growth and continue to diversify the markets we serve," said Mr. Rozakis. "We successfully attained important milestones on the way to achieving these objectives during the quarter by completing construction of our China manufacturing facility, selecting leading-edge operating software from SAP and Camstar, adding new test capacity, and increasing our market penetration in the PC/Computing segment. Our market diversification strategy will continue to evolve in fiscal 2004 with the production of our fully integrated system-in-package product family, which we announced earlier this month."

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ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results      Page 2 of 7

"The financial and operational results for the first quarter reflect our commitment to managing our costs and improving operational efficiencies without limiting our ability to grow our top line," said Robert J. Gange, chief financial officer of ASAT Holdings Limited. "In addition to our significant sequential revenue growth, our gross margin increased to 16.4 percent from 10.3 percent in the fourth quarter, due to increased revenues, improved sales mix and continued cost reduction efforts."

Additional first quarter results include:

      o Net revenues for assembly were $39.0 million, an increase of 27 percent sequentially.

      o Net revenues for test were $5.0 million, an increase of 31 percent from the previous quarter.

      o Capital expenditures in the first quarter were $1.8 million compared with $882,000 in the previous quarter.

      o Cash at the end of the first quarter, excluding $281,000 of restricted cash, was $28.6 million. This compares with $25.8 million, which excluded $1.5 million of restricted cash, in the fourth quarter of fiscal 2003.

Outlook and Guidance

"We have made solid progress in our effort to return to profitability by remaining continuously focused on increasing revenues, reducing our cost structure and improving operational efficiencies. Based on our long-term growth strategies and the positive trends taking place in our industry, we believe we will achieve sequential revenue growth in the second quarter," said Mr. Rozakis. "During the remainder of fiscal 2004 we will incur expenses associated with our new China manufacturing facility. While these additional costs for China will impact our earnings in the short-term, we nevertheless expect to achieve significant manufacturing cost savings over the long-term."

In the second quarter of fiscal 2004, ending October 31, 2003, ASAT expects revenue to increase 4 to 8 percent sequentially and GAAP earnings per ADS to be in the range of a net loss of $0.04 to net income of $0.00.

Conference Call and Webcast

ASAT Holdings Limited fiscal 2004 first quarter results conference call will be held today, August 26, at 9:00 a.m. ET/6:00 a.m. PT. To access the call, please dial (773) 756-0675 by 8:45 a.m. ET/5:45 a.m. PT. You will need to reference the pass code: ASAT. A replay of the call will be available until September 9, 2003. To access the replay, dial (402) 220-2148. A webcast of the conference call will be available in the investor relations section of the company's website at www.asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has

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ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results      Page 3 of 7

operations in the United States, Asia and Europe. ASAT Inc., exclusive distributor of ASAT Holdings' services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538. For more information visit www.asat.com.

Safe Harbor Statement

This news release contains "forward-looking statements" within the meaning of
Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for products and services of ASAT Holdings, and technological and development risks. The risks, uncertainties and other factors include, among others, those stated in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 28, 2003. The projections and forward-looking statements in this release reflect the current belief of ASAT Holdings as of this date. ASAT Holdings undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

ASAT Holdings provides EBITDA* data as additional information for its operating results. This measure is not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from similar measures used by other companies. ASAT Holdings believes that this presentation of EBITDA* data provides useful information to management and investors regarding certain additional financial and business trends relating to its financial condition and results of operations. In addition, ASAT's management uses these measures for reviewing the financial results of ASAT Holdings and for budget planning purposes.

For further information, please contact:

Robert Gange                                       Jim Fanucchi
Chief Financial Officer                            Stapleton Communications Inc.
ASAT Holdings Limited                              Palo Alto, CA
852-2439-8788                                      650-470-4237
bob_gange@asathk.com                               jim@stapleton.com

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ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results      Page 4 of 7

Revenue Breakdown by Market Segment

                                                  Three Months Ended
                                          July 31, 2003          April 30, 2003
Market Segment                          % of Net Revenues      % of Net Revenues
--------------
Communications                                  61                     61
Consumer                                        17                     16
PC/Computing                                     7                      3
Industrial, Automotive & Other                  15                     20

Revenue Breakdown by Region

                                                  Three Months Ended
                                          July 31, 2003          April 30, 2003
Region                                  % of Net Revenues      % of Net Revenues
------
United States                                   87                     87
Europe                                           8                     10
Asia                                             5                      3

Revenue Breakdown by Customer Type

                                                  Three Months Ended
                                          July 31, 2003          April 30, 2003
Customer Type                           % of Net Revenues      % of Net Revenues
-------------
Fabless                                         52                     51
IDM                                             48                     49


Summary financial data follows:


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

ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results      Page 5 of 7

ASAT Holdings Limited
Consolidated Statements of Operations
(USD in thousands, except share data)
Quarter Ended July 31, 2003, April 30, 2003 and July 31, 2002

                                                                              Quarter Ended
                                                              ---------------------------------------------
                                                                July 31,         April 30,         July 31,
                                                                  2003             2003              2002
                                                              (Unaudited)       (Unaudited)      (Unaudited)
                                                              -----------       -----------      -----------

Net Sales                                                         44,036            34,532           35,098

Total cost of sales (Note 1)                                      36,816            30,988           38,678
                                                             -----------       -----------      -----------
Gross profit (loss)                                                7,220             3,544           (3,580)
                                                             -----------       -----------      -----------
Operating expenses:
    Selling, general and administrative                            5,808             5,531            6,971
    Research and development                                       1,152             1,216            1,500
    Impairment of property, plant and equipment  (Note 2)             --            22,618           59,189
    Reorganization expenses                                           --               585              128
    Facilities charges (Note 3)                                      306                --               --
                                                             -----------       -----------      -----------
Total operating expenses                                           7,266            29,950           67,788
                                                             -----------       -----------      -----------
Loss from operations                                                 (46)          (26,406)         (71,368)
Other income, net                                                    248               507              351
Interest expense:
    - amortization of deferred charges                              (233)             (225)            (233)
    - third parties                                               (3,294)           (3,290)          (2,851)
                                                             -----------       -----------      -----------
Loss before income taxes                                          (3,325)          (29,414)         (74,101)
Income tax benefit                                                    --             2,322           11,671
                                                             -----------       -----------      -----------
Net loss                                                          (3,325)          (27,092)         (62,430)
                                                             ===========       ===========      ===========
Net loss per ADS:
    Basic:
          Net loss                                              $ (0.025)         $ (0.202)        $ (0.467)
                                                             ===========       ===========      ===========
Basic weighted average number of ADS outstanding             133,789,400       133,789,400      133,789,400
                                                             ===========       ===========      ===========
Net loss per ordinary share:

    Basic:
          Net loss                                              $ (0.005)         $ (0.040)        $ (0.093)
                                                             ===========       ===========      ===========
Basic weighted average number of ordinary shares
    outstanding                                              668,947,000       668,947,000      668,947,000
                                                             ===========       ===========      ===========
Other data:

EBITDA* (note 4)                                                   6,078             3,603              804
                                                             ===========       ===========      ===========
Depreciation                                                       5,818             6,806            9,848
                                                             ===========       ===========      ===========

Note 1: Includes $456, $450 and $3,007 inventory write-down for the quarters ended July 2003, April 2003 and July 2002, respectively.

Note 2: Represents $22,618 and $59,189 of non-cash charge for the write-off and impairment related to certain property, plant and equipment for the quarters ended April 2003 and July 2002, respectively.

Note 3: Represents charge incurred for assets retirement obligation relating to restoring its leased facilities in Fremont, California to its original condition, as per the lease agreement.

Note 4: EBITDA* is defined as loss from operations plus depreciation, specific charges and inventory write-down which is considered specific and non-recurring in nature. Specific charges included reorganization charges for severance payment incurred in the cost reduction program, impairment of property, plant and equipment and facilities charges.

ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results      Page 6 of 7

ASAT Holdings Limited
Consolidated Balance Sheet (Unaudited)
(USD in thousands)
As of July 31, 2003 and 2002

                                                        July 31,         July 31,
                                                          2003             2002
                                                      (Unaudited)       (Unaudited)
                                                      -----------       -----------

ASSETS

Current assets:
     Cash and cash equivalents                             28,602             31,732
     Accounts receivable, net                              24,849             17,362
     Restricted cash                                          281                  -
     Inventories                                           12,103              7,964
     Prepaid expenses and other current assets              6,123              4,820
                                                         --------           --------
     Total current assets                                  71,958             61,878

     Property, plant & equipment, net                      96,843            139,705
     Assets held for disposal                                 659                932
     Deferred charges, net                                  3,010              3,934
                                                         --------           --------
     Total assets                                         172,470            206,449
                                                         ========           ========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                      19,622              9,367
     Accrued charges                                        9,239             10,531
                                                         --------           --------
     Total current liabilities                             28,861             19,898

     Deferred income taxes                                     --              3,506
     12.5% senior notes due 2006                           98,851             98,275

Shareholders' equity:

     Common stock                                           6,760              6,760
     Treasury stock                                           (71)               (71)
     Additional paid-in capital                           228,009            228,009
     Exchange reserves                                        (36)                 2
     Accumulated deficits                                (189,904)          (149,930)
                                                         --------           --------
     Total shareholders' equity                            44,758             84,770
                                                         --------           --------

Total liabilities & shareholders' equity                  172,470            206,449
                                                         ========           ========

ASAT Holdings Limited Reports First Quarter Fiscal 2004 Results      Page 7 of 7

ASAT Holdings Limited
RECONCILIATION OF NET LOSS TO EBITDA*
(USD in thousands)
Quarter Ended July 31, 2003, April 30, 2003 and July 31, 2002

                                                                                Quarter Ended
                                                                  July 31,         April 30,        July 31,
                                                                    2003             2003             2002
                                                                (Unaudited)      (Unaudited)      (Unaudited)
                                                                -----------      -----------      -----------

Net loss                                                            (3,325)         (27,092)         (62,430)

Adjustments:
Depreciation                                                         5,818            6,806            9,848
Interest expense:
    - amortization of deferred charges                                 233              225              233
    - third parties                                                  3,294            3,290            2,851
Other income, net                                                     (248)            (507)            (351)
Income tax benefit                                                      --           (2,322)         (11,671)
Reorganization charges                                                  --              585              128
Impairment of property, plant and equipment                             --           22,618           59,189
Specific and non-recurring nature of inventory write-down               --               --            3,007
Facilities charges                                                     306               --               --
                                                                     -----           ------          -------
EBITDA*                                                              6,078            3,603              804
                                                                     =====           ======          =======